SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C. 20549




                              FORM 11-K


(Mark One)
  X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                 OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


Commission file number 1-3950



              --------------------------------------------

                           FORD MOTOR COMPANY

                       TAX-EFFICIENT SAVINGS PLAN
                          FOR HOURLY EMPLOYEES

                       (Full title of the plan)

             --------------------------------------------



                         FORD MOTOR COMPANY
                          The American Road
                       Dearborn, Michigan 48121


              (Name of issuer of the securities held
              pursuant to the plan and the address of
                 its principal executive office)

Required Information
- - --------------------
        Financial Statements
        --------------------

        Statement of Financial Condition, as of December 31, 1993 and 1992.

        Statement of Income and Changes in Plan Equity for the Year Ended December 31, 1993.

        Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1993.

        Schedule II - Reportable Transactions for the Year Ended December 31, 1993.


        Exhibit
        -------
Designation             Description                   Method of Filing
- - -----------             -----------                   ----------------

Exhibit 23             Consent of Coopers              Filed with this Report.
                         & Lybrand.



                             Signature

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                   TAX-EFFICIENT SAVINGS PLAN
                                   FOR HOURLY EMPLOYEES

                                   By:/s/P. T. Zachary
                                         P. T. Zachary, Chairman
                                         Tax Efficient Savings Plan for
                                         Hourly Employees Committee

June 28, 1994


11-k\tespe.93

                                 EXHIBIT INDEX

                                                Sequential
                                                Page Number
Designation           Description               at Which Found
- - -----------        ------------------           --------------

Exhibit 23         Consent of Coopers
                    & Lybrand

                               FORD MOTOR COMPANY

                 TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                  -------------


                                                         Pages

Report of Independent Accountants                          2

Financial Statements and Supplemental Schedules:

  Statement of Financial Condition as of
    December 31, 1993                                      3

  Statement of Financial Condition as of
    December 31, 1992                                      4

  Statement of Income and Changes in Plan Equity for
    the year ended December 31, 1993                       5


  Notes to Financial Statements                         6 to 10

  Supplemental Schedules:

    Assets held for investment purposes
     as of December 31, 1993                         Schedule I

    Reportable transactions for the year
     ended December 31, 1993                         Schedule II

Coopers &
Lybrand

               REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Ford Motor Company:

We have audited the accompanying financial statements of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as listed in the accompanying index on page 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees at December 31, 1993 and 1992, and the income and changes in plan equity for the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees at December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/COOPERS & LYBRAND



400 Renaissance Center
Detroit, Michigan
June 10, 1993

                                          Ford Motor Company

                           Tax-Efficient Savings Plan for Hourly Employees

                     STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 1993

                                           (In Thousands)




                                          Ford Motor Co.       Current          Common
                                           Common Stock     Interest Fund     Stock Fund     Income Fund      Total
                                         --------------     -------------     ----------     -----------      ------
December 31, 1993
Assets:
. Participant Contributions
   Receivable                             $    6,915         $    2,053        $    2,194     $    3,235     $   14,397
. Interfund Receivable (Payable)               1,326             (1,778)             (164)           616             0
. Loan Funds Receivable                                          56,640                                          56,640
. Interest and Dividends Receivable                5                673               162                           840
. Deposits w/Insurance Companies & Others
   Under Group Contracts (Schedule I)                                                            283,590        283,590
. Investments (Schedule I)                   714,791            138,216            94,438                       947,445
                                          ----------           --------        ----------      ----------     ---------

   Total Assets                           $  723,037         $  195,804        $   96,630      $  287,441   $ 1,302,912
                                          ==========         ==========        ==========      ==========   ===========

Liabilities and Plan Equity:
. Participant Withdrawals Payable         $    2,747         $      269        $     167      $    1,416     $    4,599
. Participant Loans Payable                      897                448              179                          1,524
. ESOP Loan Payable                           18,656                                                             18,656
. ESOP Loan Interest Payable                      96                                                                 96
. Plan equity, end of year                $  700,641         $  195,087        $  96,284      $  286,025     $1,278,037
                                          ----------         ----------        ---------      ----------     ----------

   Total Liabilities and
      Plan Equity                         $  723,037         $  195,804        $   96,630     $   287,441    $1,302,912
                                          ==========         ==========        ==========     ===========    ==========

The accompanying notes are an integral part of the financial statements.



                                  3
finalte.93a

                           Ford Motor Company

            Tax-Efficient Savings Plan for Hourly Employees

     STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 1992

                            (In Thousands)





                                        Ford Motor Co.      Current         Common
                                        Common Stock     Interest Fund     Stock Fund      Income Fund      Total
                                        --------------   -------------   -------------     -----------    --------

December 31, 1992
Assets:
  Participant Contributions Receivable   $    5,767       $    1,496      $    1,360        $    3,012    $   11,635
  Interfund Receivable (Payable)              1,965           (2,473)            (23)              531             0
  Loan Funds Receivable                                       40,641                                          40,641
  Interest and Dividends Receivable               6              545             109                             660
  Deposits w/Insurance Companies & Others
   Under Group Contracts (Schedule I)                                                          253,595       253,595
  Investments (Schedule I)                  439,610           98,005          65,571                         603,186
                                         ----------         --------       ---------        ------------  ---------

     Total Assets                        $  447,348       $  138,214      $   67,017        $  257,138    $  909,717
                                         ==========       ==========      ==========        ==========    ==========

Liabilities and Plan Equity:
  Participant Withdrawals Payable        $      764       $      367      $      100         $      732  $     1,963
  Participant Loans Payable                     578              431             198                           1,207
  ESOP Loan Payable                           4,936                                                            4,936
  ESOP Loan Interest Payable                     34                                                               34
  Plan Equity, End of Year                  441,036          138,214          66,719            256,406      901,577
                                         ----------       ----------      ----------          ---------    ---------

   Total Liabilities and
     Plan Equity                         $  447,348       $  137,416      $   67,017        $   257,138   $  909,717
                                         ==========       ==========      ==========        ===========   ==========


The accompanying notes are an integral part of the financial statements.


                                             4
finalte.93a

                                 Ford Motor Company

               Tax-Efficient Savings Plan for Hourly Employees

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY FOR THE YEAR ENDED DECEMBER 31, 1993

                             (In Thousands)



                               Ford Motor Co.       Current          Common
                                Common Stock     Interest Fund     Stock Fund    Income Fund     Total
                               -------------     -------------     -----------   -----------     ------
Investment Income:
  Interest                       $       22      $    7,003       $       36    $    19,357     $ 26,418
  Dividends                          17,129                            1,887                      19,016
Net Appreciation in Fair Value
  of Investments                    232,869                            8,267                     241,136
Company Contributions on Behalf
  of Employees                       60,688          16,774           17,248         28,597      123,307
Withdrawal of Participants'
  Accounts                          (16,763)         (4,723)          (1,673)        (9,614)     (32,773)
Loan Funds Transferred (Out)/In     (19,401)         22,867           (3,466)                          0
Net Transfers Between Funds         (14,295)         15,750            7,266         (8,721)           0
ESOP Loan Interest Expense             (644)                                                        (644)
                                 -----------     -----------      -----------    -----------  -----------

Net Increase/(Decrease) in Plan
 Equity for the Year             $  259,605      $    57,671      $   29,565     $    29,619  $  376,460
Plan Equity, Beginning of Year      441,036          137,416          66,719         256,406     901,577
                                 ----------      -----------      ----------      ----------  ----------

  Plan Equity, End of Year       $  700,641      $   195,087      $   96,284     $   286,025  $t1,278,037
                                 ==========      ===========      ==========     ===========  ===========

   The accompanying notes are an integral part of the financial statements.

ssip.rcm

                         NOTES TO FINANCIAL STATEMENTS
                                     ________


1.  Accounting Policies:

    Investments

The investment in Ford Motor Company Common Stock (Company Stock) and interests in the Common Stock Fund are valued on the basis of established year-end market prices. Investments in the Income Fund are at cost which approximates market. Investments in the Current Interest Fund are carried at par value, as it is the intent of the Plan to hold investments to maturity.

    Contributions

Contributions to the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the Plan) by Ford Motor Company (the Company) on behalf of an employee (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

    Other

Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

The Plan presents in the statement of income and changes in plan equity the net appreciation(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation(depreciation) on those investments.

2.  Description of the Plan:

The Plan was established effective January 1, 1985.

Following is a brief description of the Plan. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

    Type and Purpose of the Plan

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company Stock.

    Eligibility

Employees with one or more years of service and certain other categories of employees are eligible to participate in the Plan. Participation in the Plan is voluntary.
                                    Continued

Contributions

Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in eligible wages up to 15% with a corresponding contribution in the same amount made to the Plan by the Company on their behalf. Such provisions also apply to distributions under the Company's Profit Sharing Plan. Such contributions are excluded from participants' taxable income.

Transfer of Assets

The Plan permits one transfer each month of assets among investment elections, with certain restrictions related to transfers from the Income Fund.

Investment Programs and Participation

Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program in December 1993, are as follows:

                                                Participants

    100 percent Company Stock                     11,819
    100 percent Common Stock Fund                  1,887
    100 percent Income Fund                        5,068
    100 percent Current Interest Fund              3,261
    Combinations of Company Stock,
     Common Stock Fund, Income Fund
     and Current Interest Fund
     in whole multiples of 10 percent             12,560
                                                 --------

    Active participants at year end               34,595
    Inactive participants                         18,007
                                                  ------

      Total participants                          52,602
                                                  ======


Participants may elect to contribute to a Common Stock Fund, a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stock (i) of the 500 corporations included in Standard and Poor's 500 Index and (ii) of the corporations having capitalizations of at least $100 million as publicly reported from time to time and not included in the Standard and Poor's 500 Index. Assets of the fund are allocated between the Plan and the Ford Motor Company Savings and Stock Investment Plan (SSIP) in proportion to the number of units each plan holds in the fund. Units of the fund held by the Plan at December 31, 1993 and 1992, and their per unit value, are shown in Note 4. A small portion of the fund is invested in short-term cash equivalents.





                                   Continued

2.  Description of the Plan, continued:


Investment Programs and Participation, continued

Participants may elect to contribute to an Income Fund placed with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of 5.49%. The Income Fund in 1992 was placed with Prudential Insurance Company of America (Prudential) at an annual effective interest rate of 7.03%. The Income Fund in 1991 was placed two-thirds with Prudential and one-third with Metropolitan Life Insurance Company at an annual effective interest rate of 8.3%. Effective June 30, 1993 assets in the Income Fund for 1991 were transferred to other investment programs including the Income Fund for 1993 based on participants' elections. Contributions to the Income Fund during 1994 will be placed with Prudential at an annual effective interest rate of 4.94%.

Participants may elect to contribute to a Current Interest Fund. Assets in this fund are pooled with those of SSIP. The objective of the fund is maximization of current income consistent with preservation of capital. Investments are made in debt obligations consisting of marketable securities, domestic bank certificates of deposit, bankers acceptances and high grade commercial paper and other money market obligations. The interest rate paid is variable. Average annual interest rates in 1993 and 1992 were 3.4% and 4.3%, respectively. The interest income reported on the Statement of Financial Condition for the Current Interest Fund includes $4.0 million related to interest included in participants' loan repayments.

Brokerage fees applicable to the Common Stock Fund investments are paid from funds in the Common Stock Fund. The Company pays all other costs associated with the administration of the Plan.

Investment details as of December 31, 1993, are set forth in Schedule I.



Distributions

Plan assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship. Participants may borrow from their accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last Tuesday of the preceding month.





                                          Continued
                                              8

3.  Net Appreciation in Fair Value of Investments:

The Plan's investments in Company Stock and the Common Stock Fund
(including investments bought, sold, as well as held during the period) appreciated $232.9 million and $8.3 million, respectively, for the year ended December 31, 1993.

4.  Asset Value per Common Stock Fund Unit:


The number of units and the asset value per unit, in the Common Stock Fund at December 31, 1993, and 1992 are as follows:



                            December 31, 1993       December 31, 1992
                            -----------------       -----------------
                                          Asset
                           Number       Value       Number      Value
                          of Units     Per Unit    of Units   Per Unit
                          ---------    --------    --------   ---------
Common Stock Fund         3,831,213    $ 24.692    3,021,986   $ 21.734


5.  Employee Stock Ownership Plan:

Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan
(ESOP). All shares of Company Stock in the Plan at any time including all shares allocated to participants' accounts, shares held in an ESOP suspense account (described below) are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

In 1991, the trustee of the ESOP borrowed from the Company an amount not exceeding the estimated amount of dividends to be received on Company Stock held by the Plan over a twenty-four month period beginning in August, the month the loan originated. The loan proceeds were used to purchase shares of Company Stock at the date of the loan for distribution quarterly over the next two years. The loan is payable in eight quarterly installments beginning in September 1991. A new loan totaling $23,212,616 was taken in August 1993 that is payable in equal quarterly installments over a twenty-four month period beginning September 1, 1993.

The Company Stock shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly payment is made. The Company purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants accounts. The Plan held 356,186 and 139,492 unallocated ESOP shares at year-end 1993 and 1992, respectively.

                                          Continued

Dividends earned on Company Stock held in the Plan generally are used to make quarterly loan payments. If dividend cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make contributions to the Plan. If dividend cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

The following highlights certain ESOP activity for 1993:

                                                1993 Loan     1991 Loan
                                                Activity      Activity
                                                in 1993       in 1993
                                              ------------   ------------


Cost of Shares Purchased With Loan Cash        $23,212,616        -
Shares Purchased With Loan Cash                    445,232        -
Loan Principal Paid                            $ 4,556,483   $4,935,801

Loan Interest Paid and Accrued                 $   528,442   $   115,657



 6.  Tax Status:

In connection with the adoption of the Plan in 1985, the Internal Revenue Service (IRS) has issued a determination letter holding that the Plan meetsthe requirements of Section 401(a) of the Internal Revenue Code and that the trust established thereunder is entitled to exemption from Federal income tax under the provisions of Section 501(a) of the Code. The most recent determination of the Plan's tax qualified status was issued by the IRS on February 23, 1993.


7.  Plan Termination:

The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Common Stock Fund units in the account of the participant as of the effective date of such termination.

        Item 27a - Schedule of Assets Held for Investment Purposes          Schedule I

                                    Ford Motor Company                      Page 1 of 2

     TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES AS OF DECEMBER 31, 1993


                                      Description of Investment Including
Identity of Issue, Lessor,            Maturity Date, Rate of Interest,                      Current
Borrower, or Similar Party            Collateral, Par or Maturity Value      Cost            Value
- - --------------------------            ---------------------------------      ----        ----------
                                                                             (000)        (000)
Ford Motor Company Common Stock
- - -------------------------------
Ford Motor Company*                   Ford Motor Company Common Stock
                                        11,077,677 Shares                   $441,349      $714,510
Comerica Bank, N.A.                   180-Day Commercial Paper
                                        Interest Rate Variable                   286           286
                                                                            --------      ---------
                                                                            $441,635      $714,796
                                                                            ========      ========

Current Interest Fund
Society National - Note               $ 8,000,000 Par, 3.45%,
                                          01/14/94                          $  2,283      $  2,283
General Electric Capital
  Corp. - Note                        $25,000,000 Par, 3.3%,
                                          05/18/94                             7,151         7,149
American Express Centurion
  Bank - Note                         $10,000,000 Par, 3.71,
                                          06/10/94                             2,877         2,873
IBM Credit Corp. - Note               $ 5,000,000 Par, 4.09%,
                                          09/23/94                             1,440         1,438
Old Kent Bank and Trust - Note        $10,000,000 Par, 3,375%,
                                          10/24/94                             2,851         2,851
Household Financial Corp. - Note      $30,000,000 Par, 3.4375%,
                                          11/08/94                             8,542         8,240
Transamerica Life GIC #79176          $10,000,000 Par, 3,55%,
                                          08/02/94                             2,842         2,842
Beta Financial Private Placement      $25,000,000 Par, 3.13%,
                                          05/17/94                             7,110         7,110
Federal Farm Credit Banks             $10,000,000 Par, 3.21%,
                                          03/01/94                             2,841         2,841
Federal Farm Credit Banks             $25,000,000 Par, 3.31%,
                                          05/02/94                             7,122         7,122
Canadian Imperial Bank - CD           $15,000,000 Par, 3.35%,
                                          03/14/94                             4,265         4,265
Bank of Nova Scotia - CD              $15,000,000 Par, 3.25%,
                                          04/19/94                             4,278         4,278
Bank of Nova Scotia - CD              $10,000,000 Par, 3.6%,
                                          07/21/94                             2,879         2,879
Pittsburg National Bank - CD          $20,000,000 Par, 3.75%,
                                          08/02/94                             5,757         5,756
Bank of Nova Scotia -
  Commercial Paper                    $10,000,000 Par, 3.15%,
                                          01/21/94                             2,829         2,829
Pacific Dunlop - Commercial Paper     $19,200,000 Par, 3.3%,
                                          03/01/94                             5,410         5,410
Comerica Bank, N.A.                   180-Day Commercial Paper Interest
                                          Rate Variable                       68,412        68,412
                                                                              ------        ------

  Total                                                                     $138,889      $138,578
                                                                            ========      ========

Common Stock Fund
Comerica Bank, N.A.                   Equity Index Funds
                                           3,831,234 Units                  $ 61,017      $ 94,600
                                                                            ========      ========


    Item 27a - Schedule of Assets Held for Investment Purposes                   Schedule I

                                 Ford Motor Company                              Page 2 of 2

     TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES AS OF DECEMBER 31, 1993

                                   Description of Investment Including
Identity of Issue, Lessor,         Maturity Date, Rate of Interest,                    Current
Borrower, or Similar Party         Collateral, Par of Maturity Value           Cost      Value
- - --------------------------         ---------------------------------           -----   --------
                                                                               (000)     (000)
Income Funds
- - ------------
Lehman Government
  Securities, Inc.                 06/30/96 Maturity -
                                     5.49% Interest Rate                    $ 79,431   $ 79,431
The Prudential Insurance
  Company of America               06/30/95 Maturity -
                                     7.03% Interest Rate                     100,546    100,546
The Prudential Insurance
  Company of America               06/30/94 Maturity -
                                     8.30% Interest Rate                      69,075     69,075
Metropolitan Life Insurance
  Company                          06/30/94 Maturity -
                                     8.30% Interest Rate                      34,538     34,538
                                                                             -------    -------

  Total                                                                     $285,590   $285,590
                                                                            ========   ========

- - - - - - -
*Party-in-Interest

Notes to Schedule I:
The market value of Ford Motor Company Common Stock is based upon the closing price reported in the New York Stock Exchange Transactions listing as of the last trading day of 1993. Market values also include interest and dividends receivable.

Plans holding assets in the Common Stock Fund are: the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees and the Tax-Efficient Savings Plan for Hourly Employees. At December 31, 1993, these plans held a total of 31,824,147 units in the Fund with each unit having a value of $24.692. The assets held by the Fund were allocated to each of the plans in proportion to the number of units each plan held in the Fund. Units held by the plans at December 31, 1993 are shown in the Notes to Financial Statements for each of the plans.


Item 27a - Schedule of Assets Held for Investment Which Were Both Acquired and Disposed of in the Same Plan Year

                                            (b) Description of Investment Including
(a) Identity of Issue, Lessor                   Maturity Date, Rate of Interest,          (c)   Costs of       (d)  Proceeds of
    Borrower, or Similar Party                  Collateral, Par of Maturity Value               Acquisitions        Dispositions
    ---------------------------                 -----------------------------------             ------------        -------------
  Dispositions


                                                            NOT APPLICABLE

tesp.rcm

                   Item 27d - Schedule of Reportable Transactions        Schedule II

                                  Ford Motor Company

                   Tax-Efficient Savings Plan for Hourly Employees

               Reportable Transactions For The Year Ended December 31, 1993

Identify of         Description     Purchase     Selling    Lease          Expenses        Cost of       Current Value    Net Gain
Party Involved       of Assets      Price        Price      Rental         Incurred          Asset        of Asset        or (Loss)
- - --------------      -----------     ---------    -------    -------        ---------       --------      -------------    ---------

Single Transaction in Excess of 5% of Current Value of Plan Assets - None
- - -------------------------------------------------------------------------

Series of Transactions in Securities in Excess of 5% of Current Value of Plan Assets
- - -------------------------------------------------------------------------------------

Footnote #1        Ford Motor
                   Company
                   Common Stock     $54,592,616    N/A         N/A          $ 0             $54,592,616   $54,592,616       N/A

Comerica Bank,
 N.A.              Footnote #2      260,722,660    N/A         N/A            0             260,722,660    260,722,660      N/A

Comerica Bank,
 N.A.              Footnote #3          N/A       $261,399,306 N/A            0             261,399,306    261,399,306       $0

Lehman Government
 Securities, Inc.  Footnote #4       80,573,082    N/A         N/A            0              80,573,082     80,573,082      N/A

Series of Transactions in Other Than Securities in Excess of 5% of Current Value of Plan Assets - None
- - ------------------------------------------------------------------------------------------------------

Single Transaction With a Non-Regulated Entity in Excess of 55 of Current Value of Plan Assets - None
- - ------------------------------------------------------------------------------------------------------

Footnotes:
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#1 Purchase of 1,073,558 shares of Ford Motor Company Common Stock.
#2 Purchase of Comerica Bank, N.A. Short-Term Fund (Bank Collective Fund).
#3 Sales of Comerica Bank, N.A. Short-Term Fund (Bank Collective Fund).
#4 Deposit of funds in the Plan's 1994 Income Fund.
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